Exhibit 1

XOMA Updates Guidance for 2008

Royalty Income From Ex-U.S. LUCENTIS(r) Sales Expected to Continue Through 2014

BERKELEY, Calif., Jan 20, 2009 (GlobeNewswire via COMTEX News Network) -- XOMA Ltd. (Nasdaq:XOMA) is updating its 2008 revenue guidance range to $65 to $70 million. This increase is based on higher than expected utilization of manufacturing capacity, additional work under the fully funded Novartis collaboration and increased royalty payments as discussed below. With this information, the Company is able to provide additional guidance that it expects its cash, cash equivalents and short-term investments at the end of 2008 to be approximately the same as reported at the end of the third quarter of 2008.

In the fourth quarter of 2008, XOMA received a royalty payment from Genentech for third quarter ex-U.S. LUCENTIS(r) sales. Previously, XOMA said that its ex-U.S. Bacterial Cell Expression technology patents expired in the third quarter of 2008 and that it did not expect ex-U.S. LUCENTIS(r) royalty revenue in the fourth quarter or thereafter. However, last week Genentech confirmed that LUCENTIS(r) is produced in the United States for worldwide distribution. Based on this information, XOMA expects Genentech to continue to pay royalties on ex-U.S. sales through the expiration of the related U.S. patents at the end of 2014.

About XOMA

XOMA discovers, develops and manufactures therapeutic antibody and other agents designed to treat inflammatory, autoimmune, infectious and cancerous diseases. The company's proprietary product pipeline includes XOMA 052, an anti-IL-1 beta antibody, and XOMA 3AB, a biodefense anti-botulism antibody candidate.

XOMA's proprietary development pipeline is primarily funded by multiple revenue streams resulting from the licensing of its antibody technologies, product royalties, development collaborations and biodefense contracts. XOMA's technologies and experienced team have contributed to the success of marketed antibody products, including RAPTIVA(r) (efalizumab) for chronic moderate to severe plaque psoriasis, LUCENTIS(r) (ranibizumab injection) for wet age-related macular degeneration and CIMZIA(r) (certolizumab pegol) for Crohn's disease.

The company has a premier antibody discovery and development platform that incorporates leading antibody phage display libraries and XOMA's proprietary Human Engineering(tm) and bacterial cell expression and manufacturing technologies. Bacterial cell expression (BCE) is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed BCE licenses.

In addition to developing its own products, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to approval, and a team of 200 employees at its Berkeley location. For more information, please visit http://www.xoma.com.

Certain statements contained herein concerning anticipated revenues and cash balances or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Among other things, anticipated revenues may be lower than expected due to lower than expected sales of approved products, and cash balances may be other than expected due to unanticipated expenditures relating to changes in XOMA's research and development programs or other businesses. These and other risks, including those related to the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA's ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demands for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA's financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects.

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SOURCE: XOMA Ltd.